Exhibit Index Page 7


                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13G-A


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 5)*

                          Servico, Inc.
_________________________________________________________________
                         (Name of Issuer)

                  Common Stock;  Par Value $.01
_________________________________________________________________
                 (Title of Class of Securities)

                            817648108
_________________________________________________________________
                         (CUSIP NUMBER)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  817648108                  13G-A
         ____________________

1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Aetna Life and Casualty Company
             151 Farmington Avenue
             Hartford, CT.   06156-3124    IRS Identification No. 06-0843808
____________________________________________________________________________


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)_________
                                                       N/A
                                                   (b)_________
_________________________________________________________________

3.  SEC USE ONLY

_________________________________________________________________

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Connecticut
_________________________________________________________________

                                   5.  SOLE VOTING POWER

                                         427,902
NUMBER OF SHARES BENEFICIALLY      ________________________
OWNED BY EACH REPORTING
PERSON WITH                        6.  SHARED VOTING POWER

                                         -0-
                                   _________________________

                                   7.  SOLE DISPOSITIVE POWER

                                         427,902

                                  ___________________________

                                   8.  SHARED DISPOSITIVE POWER

                                         -0-

                                  ____________________________

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     427,902
_________________________________________________________________

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

     N/A
_________________________________________________________________

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     4.75%
_________________________________________________________________

12. TYPE OF REPORTING PERSON*

     HC

_________________________________________________________________
 *SEE INSTRUCTION BEFORE FILLING OUT!

                               SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Servico, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            Servico Centre - South
            1601 Belvedere Road
            West Palm Beach, Fl.  33406

Item 2(a).  Name of Person Filing:

            Aetna Life and Casualty Company

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:

            151 Farmington Avenue
            Hartford, Connecticut  06156-3124

Item 2(c).  Citizenship:

            Connecticut

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            871 648 108

Item 3.     Statement filed pursuant to Rule 13d-1(b).

            Parent Holding Company, in accordance with 240.13d-
            1(b)(ii)(G)

Item 4.     Ownership.

      (a).  Amount Beneficially Owned

            427,902

      (b).  Percent of Class:

            4.75%

      (c).  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote - 427,902
            (ii)  shared power to vote or to direct the vote -0-
            (iii) sole power to dispose or to direct the disposition
                  of - 427,902
            (iv) shared power to dispose or to direct the disposition of -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            This statement is being filed to report the fact that
            as of the date hereof, the    Company has ceased to be the
            beneficial owner of more than 5% of the class of  securities.

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.

            N/A

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company.

            See attached Exhibit

Item 8.     Identification and Classification of Members of the
            Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 9, 1996
________________________________________
      Date

LUCILLE M. NICKERSON
________________________________________
  Signature

Lucille M. Nickerson, Vice President and Secretary
Name/Title

                           EXHIBIT INDEX


Page No.    Identification and Classification of the Subsidiary Which
     8      Acquired the Security Being Reported on by the Parent
            Holding Company